Eurasian Minerals Inc. NEWS RELEASE

Eurasian Minerals Identifies Bedrock Sources of Gold Mineralization and Adds to
Property Position at Koonenberry Gold Project, Australia

Vancouver, British Columbia, October 6, 2011 (TSX Venture: EMX) - Eurasian Minerals Inc. (the "Company" or "EMX") is pleased to announce that the Company's geologists have recently discovered outcrop exposures of gold in bedrock that, along with the substantial quantity of gold already found in overburden materials and stream sediments, further highlight the exploration potential of the Koonenberry Gold Project in Australia. The Company is also pleased to announce it has acquired an additional exploration license that expands the Koonenberry property to fourteen contiguous exploration licenses either 100% owned or effectively controlled by EMX. These licenses cover over 2,360 square kilometers of prospective land that contain gold occurrences and exploration targets along a 100 kilometer long belt of favorable rocks.

Since EMX’s consolidation of the land position, the Company has conducted reconnaissance mapping and sampling on the property to identify gold sources in bedrock exposures. Reconnaissance rock-chip samples from mineralized bedrock returned 8.71 g/t gold from veins than contain visible native gold, 4.07 g/t gold from quartz-sulfide veining associated with a mafic intrusion, 1.13 g/t gold from a stockwork zone of quartz-sulfide veining exposed along the margin of a mafic intrusion, and 0.56 g/t gold from a quartz vein reef up to five meters wide. These bedrock samples occur in the central portion of the property, as well as in the new license area. The central property area is also characterized by two 50 square kilometer gold in stream sediment anomalies identified from BLEG (Bulk Leach Extractable Gold) analyses. The majority of the property’s prospective ground remains unexplored.

The distribution of known gold occurrences and stream sediment gold anomalies are coincident with prominent regional structural features that the Company's geologists identified from EMX’s high resolution airborne geophysical survey completed earlier this year. Analysis and interpretation of these data show numerous antiforms and related structural features that are similar to key mineral controls in many of the world’s orogenic-style gold deposits. Please see attached map and www.eurasianminerals.com for more information.

Project Background. The Koonenberry Gold Project lies adjacent to the northwest trending, through-going Koonenberry fault that bounds the eastern edge of the Precambrian “Broken Hill Block”. There are no records of previous hard rock gold mining at Koonenberry, despite the fact that much of the gold recovered through surface prospecting occurs as coarse specimens with attached “reef” quartz, suggesting a nearby primary source. EMX’s work continues to distinguish geological features of the Koonenberry gold belt that are remarkably similar to the orogenic deposits of the Victorian Goldfields, also located in southeastern Australia. The Victorian Goldfields have produced more than 2,500 metric tonnes of gold (i.e., 80 million troy ounces) (Phillips and Hughes, 1996; The Geology and Deposits of the Victorian gold province: Ore Geology Reviews, v 11, p. 255-302).

EMX Exploration Programs. EMX’s work is focused on developing targets for initial drill testing through a combination of belt-scale exploration and more detailed evaluation of prioritized target areas. Continued reconnaissance exploration will include stream sediment BLEG and multi-element sampling and regional geological mapping. Detailed target evaluation will include geologic mapping, soil and rock-chip sampling, trenching and shallow RAB (rotary air blast) and air-core drilling. These follow-up programs are currently underway.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada	1
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com

Comments on Sampling, Assaying, and QA/QC. EMX’s exploration samples are collected in accordance with accepted industry standards and best practice procedures. Samples are typically submitted to ALS Chemex in Brisbane or Perth, Australia (ISO 17025 accredited). Gold is analyzed by fire assay with an ICP-AES finish, and multi-element analyses are determined with aqua regia digestion and ICP MS/AAS techniques. Routine QA/QC analysis is conducted on all assay results, including the systematic utilization of standards, blanks and duplicates.

BLEG (Bulk Leach Extractable Gold) is a proven geochemical method that analyses the cyanide extractable gold in soil and sediment samples. The technique utilizes large sample weights that allows for good sampling statistics and low detection limits, making this a useful method for gold exploration.

About Eurasian Minerals Inc. (TSX.V: EMX). EMX is a global gold and copper exploration company utilizing a partnership business model to explore the world’s most promising and underexplored mineral belts. EMX currently has projects in ten countries on four continents, and generates wealth via grassroots prospect generation, strategic acquisition, royalty growth and merchant banking.

David Royle, B.Sc. (Hons), FAusIMM, a Qualified Person as defined by National Instrument 43-101 and consultant to the Company, has reviewed and verified the technical information contained in this news release.

For further information contact:

David M. Cole	Valerie Barlow
President and Chief Executive Officer	Corporate Secretary
Phone: (303) 979-6666	Phone: (604) 688-6390
Email: dave@eurasianminerals.com	Email: valerie@eurasianminerals.com
Website: www.eurasianminerals.com

Neither TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement:
Some of the statements in this news release contain forward-looking information that involves inherent risk and uncertainty affecting the business of Eurasian Minerals Inc. Actual results may differ materially from those currently anticipated in such statements.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada	2
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com

Koonenberry Gold Belt
Eurasian Minerals
New License
0.56
Gold in Bedrock
NW Limit of BLEG Sampling
BLEG Anomalies
Gold in Bedrock
Area of folding delineated by geophysics
1.13
4.07
8.71
BLEG Anomaly
SE Limit of BLEG Sampling
N
Oct 2011
0 5 10 20 km
Rock Samples (Au ppm)
BLEG Anomalies
EMX Overall License Position
New EMX License
Koonenberry Project
Canberra

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada	3
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com